Chapman and Cutler LLP                                  111 West Monroe Street
                                                        Chicago, Illinois  60603



                              September 21, 2021


Mark Cowan
U.S. Securities and Exchange Commission
Division of Investment Management
Disclosure Review Office
100 F Street, N.E.
Washington, D.C. 20549


      Re:                           FT 9630
               Cboe Vest Enhanced Large Cap Buffered Portfolio
                                 (the "Trust")
                      CIK No. 1865821 File No. 333-258706
--------------------------------------------------------------------------------

Dear Mr. Cowan:

      We   received  your  additional  comments  regarding   the  Registration
Statement for the above captioned Trust. This letter serves to respond to your comments.

COMMENTS

General
_______

      1. PLEASE REVISE THE PROSPECTUS THROUGHOUT TO CLARIFY THAT THE STATED CAP IS BEFORE THE APPLICABLE SALES CHARGE, AND NOT BEFORE ALL TRUST FEES AND EXPENSES.

      Response: The prospectus has been revised in accordance with the Staff's comment.

      2. PLEASE SUPPLEMENTALLY CONFIRM THE 2X FEATURE DOES NOT CREATE LEVERAGE.

      Response: The Trust confirms that it does not employ the use of leverage. The Trust is not borrowing money nor is it issuing senior securities. All of the FLEX Options included in the Trust are fully paid for.

      We appreciate your prompt attention to this Registration Statement. If you have any questions or comments or would like to discuss our responses to your questions, please feel free to contact Brian D. Free at (312) 845-3017 or the undersigned at (312) 845-3721.

                                       Very truly yours,

                                       CHAPMAN AND CUTLER LLP


                                       By  /s/ Daniel J. Fallon
                                           ________________________
                                               Daniel J. Fallon